

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Bahram Akradi
Chairman and Chief Executive Officer
Life Time Group Holdings, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317

> **Re: Life Time Group Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted August 6, 2021**
> **CIK No. 0001869198**

Dear Mr. Akradi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. Please revise your prospectus cover page to disclose the percentage of voting power held by the Voting Group following the offering, and state that this group will have the ability to determine all matters requiring approval by stockholders. Please also disclose that you will be a controlled company.

Letter From Our Founder, page vii

2. We note that a substantial portion of the Letter from Our Founder focuses on Life Time Work and Life Time Living. From the disclosure in your prospectus, it appears that both

are a minimal part of Life Time's current operations, and potential investors have no information on the general business and financial performance of either initiative. Please revise the letter so that it presents a balanced picture of Life Time's current business and the emphasis is on current Life Time operations. Please also remove the statement that Life Time Living will help real estate investors achieve significant rates of return from enhanced rents and faster lease-ups, as such statement is speculative given the current status of Life Time Living and it is unclear why the Letter is referencing real estate investors as opposed to investors in the offering.

Who We Are, page 1

3. Please revise the first paragraph to balance the revenue discussion with a discussion of your net income and losses for the referenced periods.

Our Transformation Under Private Ownership Since 2015, page 3

4. We note your revisions in response to our prior comment 2. Please revise to disclose your approximate ongoing debt service obligation so that investors may understand the portion of your cash flows that will be dedicated to debt service and not available for working capital, capital expenditures, or other corporate purposes. Please make similar revisions in your risk factor on page 34.

Financial Performance, page 4

5. Where you indicate that center memberships have rebounded from 501,000 at the end of 2020 to 658,000 as of June 30, 2021, please indicate the percentage of the increase that is due to members converting Digital On-hold memberships to Center memberships.

Impact of COVID-19 on Our Financial Performance, page 5

6. We note your revised disclosure in response to our prior comments 4 and 10, and your statement that memberships have returned to a more normalized level as you have seen Digital On-Hold memberships convert back to Center memberships. However, we note that total memberships as of June 2021 is 20% lower than your total memberships as of the first quarter of 2020, which suggests a significant number of cancellations. Please revise to disclose the cancellation rate following Q12021 and the current cancellation rate, as well as how this compares to historical cancellation rates. Please also tell us why you believe that the current memberships are at a "normalized" level.

Summary Historical Consolidated Financial Information
Adjusted EBITDA Reconciliation, page 21

7. We note your response to comment 8, and reissue in part. We continue to believe your "Pre-opening expenses" are reflective of normal, recurring, cash operating expenses as part the operations of your business. Additionally, we further believe that excluding "Non-Cash rent expense" results in an individually tailored recognition and measurement

method. Please revise to remove these adjustments from your measures, pursuant to Questions 100.01 and 100.04 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Adjusted EBITDAR Reconciliation, page 23

8.   We note your response to comment 9, and reissue in part. We continue to believe "Total rent expense" is reflective of normal, recurring, cash operating expenses that are necessary to operate your business. Please revise to remove this adjustment from your measure, pursuant to Question 100.01 of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

Capitalization, page 57

9.   We note your response to comment 23. Please provide a pro forma adjustment for the amount of stock compensation that will be recognized upon completion of this offering in your capitalization table.

Management, page 122

10.   We note that the company and certain stockholders are party to a Stockholders Agreement which includes certain provisions regarding the election of directors. Please revise this section to clarify if there are any arrangements or understandings between any director and any other person or persons pursuant to which such director was or is to be selected as a director or director nominee. Refer to Item 401(a) of Regulation S-K.

You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services